MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2015
PREPARED AS OF JUNE 29, 2015

Introduction:

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations three months ended April 30, 2015 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's unaudited quarterly financial statements at April 30, 2015 and the audited consolidated financial statements and accompanying notes for the fiscal year ending October 31, 2014 which are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company’s shares are traded on the OTCQX under the symbol MMTIF and on the Canadian National Stock Exchange (“CNSX”) under the symbol MRM. In November 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. (“MAST”) for the purpose of moving forward with the planned commercialization of its technology.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results present a performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2015
PREPARED AS OF JUNE 29, 2015
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:

1.	OVERVIEW AND BACKGROUND

2.	COMPANY PROFILE AT APRIL 30, 2015

A	Product Profiles
B	Product Portfolio
C	Intellectual Property
D	Financing
E	Development Costs
F	Share Capital
G	Management, Board of Directors and Related Party Transactions

3.	DISCUSSION OF OPERATING RESULTS – THREE MONTHS ENDED APRIL 30, 2015

4.	COMPLIANCE RELATED REPORTING MATTERS

A.	Liquidity and Capital Resources
B.	Financial Instruments
C.	Commitments and Contingencies
D.	Disclosure controls/Internal controls
E.	Off Balance Sheet Arrangements
F.	Critical Accounting Policies and Significant Accounting Estimates
G.	Going Concern
H.	Risks and Uncertainties

5.	SUBSEQUENT EVENTS

TABLES

1.	Selected Balance Sheet Information
2.	Financing Raised

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING APRIL 30, 2015
PREPARED AS OF JUNE 29, 2015

1. OVERVIEW

Micromem is a company that develops customized, proprietary sensor-based solutions for large multinational corporations. Over the past several years it has presented its technology platform to numerous companies who are seeking solutions to various and complex challenges in the measurement of operating performance and real time diagnostics in their operating systems and assets.

The Company has responded to many Requests for Proposals from large multinationals. At April 30, 2015 it has secured joint product development agreements to pursue sensor-based technology solutions for a number of these customers. These contractual arrangements are discussed further in the body of this document.

In essence, where a customer agrees to move forward with Micromem to develop a commercial application, Micromem will negotiate a development agreement with that customer where the customer will absorb the continued development costs associated with the project. Development milestones are established with the customer and Micromem will invoice against these milestones in accordance with the contracted terms. Micromem’s recurring revenue stream will be derived from product royalties, product licensing agreements and outright product sales.

While the applications for Micromem’s technology solutions are industry agnostic and cross virtually every industry vertical, the Company has identified the following industry verticals as significant immediate term opportunities to pursue – the oil and gas sector, the automotive sector, the power generation and utilities sector and other specific industrial applications. These key market segments are discussed further in the body of this report.

2. COMPANY PROFILE AT APRIL 30, 2015

A.	Product Profiles

The Company conceives of, designs and engineers, creates, develops and delivers unique sensor solutions to our clients. These sensor solutions are very small, typically employing MEMS or NEMS feature size technology. These sensor solutions are precisely driven by client requirements, typically addressing a difficult business and/or process problem. The solution typically involves integrating multiple different sensor modalities, different from the target client use that addresses the client’s needs. Due to the small size, the final form factor allows our solutions to be deployed throughout the application space, in heretofore inaccessible ruggedized environments. The Company’s approach is to take advantage of the revenue opportunity associated with the projected trillion-sensor market.

The Company has pursues potential clients with the goal of entering into Joint Product Development Agreements and realizing long term annuity-like revenue streams from royalty and licensing agreements relating to its technology applications and intellectual property.

Once the Company has engaged a client where it will pursue a development project with that client, the typical phases of the product development process include:

a.	Proof of concept demonstration: designed to demonstrate to the client that the proposed technology will perform as anticipated.

b.	Engineering prototype and extended testing: Product development is refined, engineered and made more robust. The client then places the product into the field for an extended evaluation.

c.	Pre-Manufacturing Prototype: Based on the client’s initial field test evaluation, changes, if any, are made to the product and it is prepared for manufacturing.

d.	Manufacturing: The client provides a formal purchase order for initial manufactured product to be deployed in their business and/or process. To date, no products have reached the manufacturing stage.

e.	Commercialization: Establishment of manufacturing partners, licensing and/or sale of the product to others well suited to take advantage of the global market opportunity.

The Company’s expertise is in rapidly completing the Proof of Concept demonstration. What used to take several months or initially several years can now be completed in a much shorter timeframe given the experience that the Company has developed over the past five years.

The joint development process is built upon protecting our intellectual property. Our clients will participate in the patenting process and the resultant patent is collaborative and protects both the Company’s intellectual property rights in the product and our client’s interest to use the product within their business space.

To date the Company has advanced its current client development projects to stages 2(a) – 2(c) as above. It has not yet successfully commercialized products to the stage where it will realize its goal of securing long term annuity-like revenue streams from royalty and licensing agreements.

B. Product Portfolio

The following is a current summary of the products for which the Company has been engaged and which are in the various stages of the product development process described above:

1.

Nanoparticle Detector Platform: Joint product development was initially contracted by Saudi Aramco and the proof of concept has been approved by the client. The detector platform is capable of detecting magnetic nanoparticles in a flowing oil stream at concentrations as low as 100 parts per trillion. The next steps will be to deliver manufactured versions to oil company laboratories.

In a parallel product development, MAST has begun work on ruggedizing the nanoparticle detector platform so that it can be installed and operated directly on an oil well.

The anticipated follow on projected revenue of up to $2 million in fiscal 2015 for the Company is delayed while the Company is awaiting Saudi Aramco to complete their own internal design and deployment of nanoparticles into their wells.

The Company has filed provisional patents with the United States Patent and Trademark office (“USPTO”) for this product.

2.

Magnetic Nanoparticle Interwell Tracers: In 2013 the Company began to work with Chevron Energy Company to develop and test fluorescent magnetic nanoparticles capable of behaving in a conservative manner in the application of interwell tracers. This proof of concept and the prototype engineering phases were successfully completed. The Company suggested a parallel product development program aimed at detecting existing interwell tracer chemicals in the field with on well real time detection platform technology.

The Company has filed provisional patents with the USPTO for this product. This provisional patent has been assigned to Chevron who is now responsible for patent prosecution.

3.

In Line Real Time Interwell Tracer Detection Platform: In 2014 the Company executed a Joint Product Development Agreement with Chevron Energy Company to develop a well head real time detection platform for the detection of existing interwell tracer chemicals to measurement levels of 300 parts per trillion. The Company has obtained an exclusive license of the base line cavity ring down technology from Entanglement Technologies Inc., for use in interwell tracer detection applications.

The lab bench demonstration of the technology is nearing completion and is expected to be completed in August 2015, after which in field product development testing will commence.

The Company has filed provisional patents with the USPTO for this product.

The Company has received $1,121,744 of funding from the client to date and anticipates additional invoicing of approximately $425,000 in Q3 2015.

MAST has submitted at the client’s request a roll out proposal starting in early 2016 for 2,000 units valued at over $200 million USD.

4.

IntelliboltTM Automotive Oil Pan Plug Sensor Suite: In 2014, the Company negotiated an exclusive agreement with Flextronics to commercialize, test, manufacture and market the Company’s patented oil pan plug sensor suite to automotive OEMs. The initial licensing agreement calls for the Company to receive an estimated $18 million in revenues if and when the initial deployment occurs after 2015, although there can be no guarantees that the product will be deployed or that the Company will receive such revenues.

In 2014, two of the Company’s six provisional patents related to this product were issued by the USPTO.

5.

Real Time Detection of Wear Elements in Lubricating Fluids: In 2014 the Company executed a Joint Product Development Agreement with Castrol Innoventures to develop a MEMS solution for field deployment in ocean going vessels, wind turbine gearboxes, heavy duty trucks and automobiles. The goal of product development is a 50 cc form factor utilizing laser induced breakdown spectroscopy that will take in line real time oil samples and analytically determine, to precise levels of detection, the various wear elements in the lubricating fluid. In 2014, the Company successfully demonstrated the bench top Proof of Concept demonstration, ie. the initial stage in the product development process. To date, the Company has received $488,485 of funding from the client for this project. It anticipates that it will receive additional client funding in 2015 of up to $1.5million although there can be no guarantee that it will receive such additional funding.

The client has requested 8-10 field units by December 2015, which will be used to evaluate the performance of the product in the field in the various target applications. Anticipated revenue from the field units is estimated at $400,000.

The MEMS foundry work is underway and the overall project is on schedule.

The Company has filed provisional patents associated with this product with the USPTO.

6.

Transformer Partial Detection Platform: In 2014 the Company successfully demonstrated with Northeast Utilities (now Eversource Energy “Enersource) the ability to detect partial discharges inside a transformer using very small sensors. Enersource accepted the proof of concept and made a progress payment of $200,000. Product development is proceeding into the next phase associated with extended engineering prototype evaluation.

The Company remains on schedule to deliver the engineering prototypes for long-term evaluation in 2015.

The Company has filed provisional patents associated with this product with the USPTO.

7.

Power Line Condition Monitoring: In 2014 the Company began development with Enersource on a low cost power line condition-monitoring device that is to be designed for pervasive deployment on distribution and transmission catenaries. The Company has filed provisional patents associated with this product with the USPTO. The company remains on schedule to deliver product to the client for field evaluation in 2015.

8.

Gas Pipeline Corrosion Detection using Autonomous Robotics: In 2014 the Company began early development with Eversource on a very small robotic platform integrated with a full suite of the Company’s sensors and designed to be deployed autonomously inside distribution gas pipelines. The sensor platform is designed to establish a corrosion profile, along with an electronic mapping and database of 100% of the pipe. The Company has filed provisional patents associated with this product with the USPTO.

The Company is on schedule to demonstrate the technology to the client in 2015.

9.

Cement Integrity Sensor: In 2014 the Company began a joint development project with the Chevron Energy Company to develop a sensor platform that can be pumped into oil wells with cement. Once in place, these sensors will scavenge the necessary power from the local environment and communicate to the surface valuable information about the ongoing quality of the cement. The Company has filed provisional patents associated with this product with the USPTO.

The Company is on schedule to complete the phase 1 Proof of Concept in 2015.

C. Intellectual Property:

The Company incurred net $89,982 of patent related costs in the six months ended April 30, 2015. It continues to work with its Washington DC based patent attorneys who assist us in these efforts.

In January 2015 the Company was awarded by the USPTO the first of six patent filings related to the Multi-Modal Fluid Condition Sensor Platform and System Thereof; the Notice of Allowance was originally issued by the USPTO in October 2014. The Company has licensed the first application of this patent to Flextronics for use in the manufacture of the oil pan plug product described in the Company’s website. The second oil pan plug patent was published in April, 2015.

The Company has expanded its provisional patent applications for the Powerline Real time Condition Monitoring to now include filings in the United States, Canada and Europe. The original provisional patent filings were made in 2012.

We have recently added additional claims to our provisional patent filed for MEMS implementation of Laser Induced Breakdown Spectroscopy for detection of wear materials in lubricants.

Finally, the Company has filed a provisional patent for Cement Integrity Sensors and Methods of Manufacture Thereof.

D. Financing:

In the quarter ending January 31, 2015, the Company raised $565,777 of financing from the exercise by warrant holders of 2,988,876 common share purchase warrants issued in previous private placements that the Company has arranged. At April 30, 2015, there are no remaining warrants outstanding.

In the quarter ending April 30, 2015, the Company raised $199,500 of financing from the exercise by officers and directors of 570,000 common stock options.

Subsequent to April 30, 2015, the Company raised $544,900 of financing from the exercise, by directors, of 2,170,000 common stock options.

E. Development Costs:

The Company reports its investment in deferred development costs as:

	April	October
	2015	2014

Opening balance	$3,525,456	$928,077
Additional project costs incurred	2,300,332	3,936,459
Recovery of deferred development costs	(1,360,275)	(662,290)
Writedown of project costs	(5,578)	(676,790)
Closing balance	$4,459,934	$3,525,456

To date, the Company has recovered from its development partners a portion of the costs it has incurred as deferred development costs coincident with meeting milestones as stipulated in development contracts.

F. Share Capital:

At April 30, 2015 the Company reports 191,995,600 common shares outstanding (October 31, 2014: 188,436,724; April 30, 2014 173,357,549). Additionally, the Company has 11,535,000 stock options outstanding with a weighted average exercise price of $0.27 per share (2014: 12,105,000 options outstanding with a weighted average exercise price of $0.27 per share) and no outstanding warrants to acquire common shares (2014: 19,606,890 outstanding warrants with a weighted average exercise price of $0.28 per share).

G. Management, Board of Directors and Related Party Transactions:

At our Annual Meeting of Shareholders held on Friday, January 30, 2015, Salvatore Fuda, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue, Alex Dey, Craig Carlson and Brian Von Herzen were re-elected to serve on our Board of Directors. Messrs. Salvatore Fuda, Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company. Andrew Brandt did not stand for reelection. Subsequent to quarter end, on June 15, 2015, Craig Carlson resigned as a director.

Our management team and directors, along with their remuneration in the six months ended April 30, 2015 is presented as below:

Individual	Position	Cash	Options	Total

Salvatore Fuda	Chairman, Director	61,682	-	61,682
Joseph Fuda	President, Director	46,532	-	46,532
Steven Van Fleet	President, MAST Inc., Director	358,011	-	358,011
David Sharpless	Director	-	-	-
Oliver Nepomuceno	Director	-	-	-
Larry Blue	Director	-	-	-
Alex Dey	Director	-	-	-
Craig Carlson	Director	34,705	-	34,705
Brian Von Herzen	Director	920,300	-	920,300
Dan Amadori	CFO	61,682	-	61,682

In the six month period ended April 30, 2015 the Company was invoiced $920,300 (in 2014 the Company was invoiced $1,843,673) by a Company whose major shareholder is Brian Von Herzen who also serves as our Chief Technology Officer. This individual was appointed as a director on February 19, 2014. These costs have been capitalized as deferred development costs.

In May 2014, the President of MAST was provided with an advance of $251,000 against monthly compensation due him. No interest was charged on the advance and this balance remained outstanding at January 31, 2015. In February 2015, he was awarded a performance based bonus which was applied to the total amount of the outstanding advance.

At April 30, 2015, the Company reports advances due from senior management and staff in the amount of $212,312. These advances are of a short term nature and are recoverable against future compensation due to these individuals.

Craig Carlson resigned as a director in June 2015.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING APRIL 30, 2015
PREPARED AS OF JUNE 29, 2015

3. DISCUSSION OF OPERATING RESULTS – QUARTER ENDING APRIL 30, 2015

A)	Financial Position:

	April 30,	October 31,
	2015	2014
	('$000)	('$000)

Cash	170	936
Deposits and other receivables	288	873
	459	1,809

Property and equipment, net	18	21
Deferred development costs	4,460	3,525
Intangible assets, net	68	77
Patents, net	265	204
	5,269	5,637

Bridge loans	-	-
Accounts payable and accrued liabilities	1,382	774
	1,382	774
Shareholders' Equity
Share capital:	71,962	70,803
Contributed surplus	27,042	27,437
Deficit	(95,117)	(93,377)
	3,887	4,863

	5,269	5,637

Commentary:

1.	The Company’s working capital position has reduced to ($(923,281) from $1,034,921 at fiscal year end. The Company raised $199,500 of financing during the quarter.

2.	Included in deposits and other receivables are $nil of client invoices, $212,312 of advances to officers, directors and employees $45,512 of other prepaid amounts and recoverable taxes of $30,536.

3.	The Company reports, by project, the following development costs incurred and quarter end balances as follows:

Projects		Balance at	Costs incurred	Cost billed	Recovery of deferred		Write off		Balance at
		January 31,2015	in quarter	to clients	development cost		January 31,2015

Flextronics	$	537,135	266,294	-	-	$			803,429
Northeast Utilities		1,658,294	346,126	-	-				2,004,420
Chevron		605,164	728,453	-	-		-		1,333,617
Castrol		131,860	186,608	-	-				318,468
Other		5,578	-	-	-		(5,578)		-
	$	2,938,031	$1,527,481	$-	$-		$(5,578	) $	4,459,934

The Company begins to capitalize costs incurred on deferred development costs once a client project is formally launched. Prior to the initiation of a formal project, the Company has, in each case, incurred costs which were expensed in the period incurred.

4.

Intangible assets relate to technical knowhow and start up costs incurred in prior years relating to the Company’s early development of its sensor based technologies. The only current activity is amortization expense; the Company is amortizing these costs over 7 years through 2018.

5

The Company continues to invest in its intellectual property and is devoting more efforts and funding to this asset class as its pace of development activity increases. In the current quarter, it incurred net costs of $47,163 in patent related expenditures.

6	Account payable and accrued liabilities as reported represent current and recurring charges incurred in the normal course of operations.

7	The Company issued 570,000 common shares from the exercise of common share purchase options by investors and realized $199,500 of proceeds.

B)	Results of Operations:

The following table summarizes the Company’s operating results for the three months ended April 30, 2015 and 2014:

	Three months ended April 30,
	2015 ($000)	2014 ($000)
Revenue	-	-
Administration	135	69
Professional fees and salaries	691	387
Stock-based compensation	-	379
Product development costs	190	7
Travel and entertainment	39	81
Foreign exchange loss (gain)	46	(4)
Amortization of property and equipment	2	2
Amortization of intangible assets and patents	-	-
Total expenses	1,103	922
Net comprehensive loss	1,103	922
Loss per share	(0.01)	(0.01)

Commentary:

1)	The components of administration costs compare as follows:

	Q2	Q2
	2015	2014

General and administrative	80	12
Rent and occupancy cost	19	21
Bad debt expenses	7	6
Interest income	(7)	(6)
Interest expense	-	-
Office insurance	14	16
Telephone	5	6
Investor relations, listing and filling fees	17	14
	135	69

The general and administrative costs as reported for the quarter ended April 30, 2015 include website development costs of $28,825 (2014: $1,697), 3rd party business communication services of $22,302 (2014: nil) additional costs relating to the January 30, 2015 annual general meeting of $4,000 (2014: nil) and MAST related administrative costs of $12,776 (2014: $891).

2)	The components of professional fees and salaries include:

	Q2	Q2
	2015	2014

Audit related	31	27
Legal	123	72
Chairman, CEO, CFO fees	93	104
Staff salaries & benefits	105	89
IFRS related	8	10
President, MAST Inc.	309	58
Other	22	26
	691	386

The $251,000 advance provided to the President of MAST in April 2014 was eliminated in February 2015 based on performance milestones which the Company established and which were realized in February 2015. Accordingly the total remuneration for the President of MAST in the quarter ended April 30, 2015 was $309,000 (2014: $58,000).

3)	Travel and entertainment costs have been curtailed in 2015. There has been less client related travel required in 2015 relative to the prior year.

4)	Research and development costs were minimal at $189,505 in Q2 2015 (Q2 2014: net $7,059).

C)	Unaudited Quarterly Financial Information – Summary

Quarterly Balance sheet information is presented in Table 1 and operating data is as presented below:

Three months ended (unaudited)	Revenues $	Expenses $	Loss in period (1) $	Loss per share $	Adjusted loss(2) $
July 31, 2013	-	485,137	(261,031)	-	(477,000)
October 31, 2013	-	923,103	(5,239,307)	(0.03)	(709,000)
January 31, 2014	-	552,123	(552,123)	-	(534,000)
April 30, 2014	-	922,183	(922,183)	(0.01)	(544,660)
July 31, 2014	-	1,602,411	(1,602,411)	(0.01)	1,589,183
October 31, 2014	-	1,088,154	(1,088,154)	(0.01)	(1,052,130)
January 31, 2015	-	638,088	(638,088)	(0.00)	(646,121)
April 30, 2015	-	1,102,664	(1,102,664)	(0.01)	(1,054,660)

(1)

The loss reported in the 3 months ended October 31, 2013 includes non cash revaluations on the deferred warrant liability and other non cash charges of in excess of $4 million. These represent IFRS measurements but are not cash expenses of the Company- note that the adjusted loss as reported for the quarter is $709,000.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2015
PREPARED AS OF MARCH 31, 2015

4. COMPLIANCE RELATED REPORTING MATTERS

A)	Liquidity and Capital Resources:

Table 2 provides a summary of financing raised between 2012 and Q2 2015.

We currently report negative cash flows from operations. This will change when we are generating revenues from license fees royalties or the sale of products utilizing our technology, sufficient to cover the Company’s direct costs associated with its client projects and its overhead costs.

Working capital at April 30, 2015 was ($923,281).

The Company has granted stock options to officers, director’s employees and consultants; at April 30, 2015 a total of 11,535,000 options are outstanding which, if fully exercised, would result in additional financing of $3.1 million.

We have no commitments for capital expenditures at April 30, 2015.

B)	Financial Instruments:

It is management's opinion that the Company is not exposed to significant interest rate and credit risks arising from financial instruments and that the fair value of financial instruments approximate their carrying values.

The Company's financial instruments consist of deposits and other receivables, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturity.

C)	Commitments and Contingencies:

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3800 CDN. Lease commitments are as follows – commitments less than one year of $44,000 CDN; commitments in years 2-3 total $77,000 CDN.

The Company has open purchase orders outstanding with subcontractors with respect to work to be performed in future and which relate to the client projects reported as deferred development costs. These open purchase orders total approximately $3.9 million at April 30, 2015.

On November 17, 2014, Micromem and MAST, (“Plaintiffs”) commenced a lawsuit in the United States District Court for the Southern District of New York against Dreifus Associates Limited and Henry Dreifus, (“Defendants”). The Plaintiffs’ original complaint contained five causes of action by which they sought money damages, declaratory relief and specific performance relating to certain contracts. On February 24, 2015, the Plaintiffs filed an amended complaint to add a claim for declaratory relief relating to a patent held by the Plaintiffs. The Defendants have responded to the allegations on March 17th, 2015 There have been no new developments since March 17, 2015.

D)	Disclosure Controls/Internal Controls:

Management and the Board of Directors, primarily through the Audit Committee, have instituted review procedures on all of our periodic filings. We have established a Disclosure Committee including an independent director. A committee charter has been developed and has been ratified by our Board of Directors. We engage legal counsel, as required, to provide guidance and commentary on our press releases. Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports is recorded, processed, summarized and reported accurately.

We have a small number of employees and segregation of duties and responsibilities is restricted. The Audit Committee, in tandem with the CFO, has evaluated the Company's internal control procedures and has concluded that these procedures are adequate to provide reasonable assurance of operational effectiveness. In spite of its evaluation, management does recognize that any controls and procedures no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

E)	Off-Balance Sheet Arrangements:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

F)	Critical Accounting Policies and Significant Accounting Estimates:

The condensed interim quarterly Financial Statements comply with the requirements of IAS standard 34, Interim Financial Reporting. Reference should be made to the disclosures of Significant Accounting Policies that are presented in the audited statements as at October 31, 2014. The Company’s significant accounting policies include measurement and disclosure policies on foreign currency translation, financial instruments, compound and hybrid financial instruments, derivatives, intangible assets, property and equipment and related amortization, deferred development costs, patents, private placements, stock based compensation and income taxes. There have been no changes to the Company’s significant accounting policies in the period ended April 30, 2015. New Standards and Interpretations as issued during the quarter by the IASB or the International Financial Reporting Interpretations Committee do not have an impact on the Company’s financial statements.

G)	Going Concern:

The consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties related to conditions and events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the six months ended April 30, 2015, the Company reported a loss from operations of $1,740,752 (2014 - $1,474,306), and negative cash flow from operations of $544,683 (2014 - $1,269,694). The Company’s working capital position as at April 30, 2015 is ($923,281) (2014 – working capital of $1,305,366).

The Company’s future success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2015; however, if the Company is not able to complete its financial plans and/or is not able to profitably commercialize its technology, then there would be doubt that the Company would continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments could be material.

H)	Risks and Uncertainties:

There are a number of risks which may individually or in the aggregate affect the long-term commercial success of the Company, both known and unknown:

Stage of Development of Technology:

The Company has made considerable strides in advancing its technology and in developing a product portfolio. Our various products are in different phases of development and there remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers’ Willingness to Purchase:

We have entered into multiple joint development agreements whereby our products are being subjected to rigorous testing by our partners. We expect to be successful in completing remaining development work on our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Patent Portfolio:

The Company has spent considerable time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. However, given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged and that our patent pending files may not ultimately be granted full patent status. While we continue to make specific efforts to broaden our IP claims, this is an ongoing process and requires continued effort and vigilance.

Financing:

The Company has successfully raised funding over the past several years to continue to support its development initiatives and fund the Company’s corporate structure and overheads. The financing environment for early stage technology companies remains challenging and there cannot be certainty that the Company will be able to continue to raise financing as it has in the past to continue to support its business initiatives.

Competitors:

The Company may be subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one or several of these individuals were unavailable, the Company could encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. The Company has not hedged its foreign currency exposure, which has not been significant to date. In future, foreign currency fluctuations could present a risk to the business.

5 . SUBSEQUENT EVENTS

The Company reposts the following subsequent events:

It has received additional financing of $544,900 from the exercise of 2,170,000 common stock options by Directors since April 30, 2015.

Table 1
Micromem Technologies Inc
Management Discussion and Analysis
Annual and Quarterly financial information
April 30, 2015
($US)

Fiscal year			Loss per share
ending October	Interest and		(basic and fully
31	other income	Net Loss	diluted)
2014	-	(4,164,871)	(0.02)
2013	-	(5,933,928)	(0.04)
April 30, 2015	-	(1,102,664)	(0.01)
January 31, 2015	-	(638,088)	(0.00)
October 31, 2014	-	(1,088,154)	(0.01)
July 31, 2014	-	(1,602,411)	(0.01)
April 30, 2014	-	(922,183)	(0.01)
January 31, 2014	-	(552,123)	(0.00)
October 31, 2013	-	(5,239,807)	(0.03)
July 31, 2013	-	(261,031)	(0.00)

Table 2
Micromem Technologies Inc
Management Discussion and Analysis
Summary of financing raised by Company
April 30,2015

	2012				2013

	Shares	Price / share	$		Shares	Price / share	$

Private placements
Q1	2,005,022	0.107		214,478	1,967,117	0.161		316,373
Q2	2,178,592	0.213		464,495	5,358,704	0.159		852,809
Q3	708,333	0.210		148,510	2,126,603	0.158		336,504
Q4	1,452,952	0.147		213,416	6,654,533	0.211		1,404,846

Exercise of warrants
Q1	-			-	3,393,912	0.126		428,650
Q2	1,270,000	0.141		179,270	753,334	0.176		132,220
Q3	4,513,045	0.127		573,927	1,120,000	0.115		129,064
Q4	6,292,813	0.119		746,516	686,667	0.193		132,457

Conversion of bridge loan
July 31, 2012	1,120,000	0.098		109,825
October 31, 2012	740,080	0.158		117,075

	20,280,837			2,767,512	22,060,870			3,732,923

	2014				2015

	Shares	Price / share		$	Shares	Price / share		$

Exercise of warrants
Q1	6,325,224	0.235		1,486,022	2,988,876	0.189		565,777
Q2	6,023,399	0.232		1,400,080
Q3	3,653,495	0.299		1,090,889
Q4	11,408,599	0.248		2,824,628

Exercise of options
Q1					-	-		-
Q2					570,000	0.350		199,500

Conversion of bridge loan
Q1	2,517,501	0.120		302,100
Q2	-			-
Q3	-			-
Q4	-			-

Shares issued against AP	17,081	0.489		8,353

	29,945,299			7,112,072	3,558,876			765,277